Filed Pursuant to Rule 424(b)(3)

File No. 333-114035

NEUROBIOLOGICAL TECHNOLOGIES, INC.

3,880,000 Shares of Common Stock and

760,480 Shares of Common Stock

Issuable upon Exercise of Warrants

This prospectus may be used only in connection with the resale, from time to time, of up to 3,880,000 shares of our common stock, $0.001 par value, held by the selling security holders identified in this prospectus and up to an additional 760,480 shares of our common stock that may be acquired by the selling security holders upon the exercise of our stock purchase warrants. Information on the selling security holders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided under “Selling Security Holders” and “Plan of Distribution” in this prospectus. We will not receive any proceeds from the sale of these shares by the selling security holders under this prospectus. We will receive proceeds upon cash exercise of the warrants, to the extent the warrants are so exercised.

Our address is 3260 Blume Drive, Suite 500, Richmond, California 94806, and our telephone number is (510) 262-1730. In this prospectus, “Neurobiological Technologies,” the “Company,” the “Registrant,” “we,” “us” and “our” refer to Neurobiological Technologies, Inc.

Our common stock trades on the Nasdaq SmallCap Market under the symbol “NTII.” On April 13, 2004, the closing price for our common stock, as reported on the Nasdaq SmallCap Market, was $4.76 per share.

Investing in our common stock involves certain risks. See “ Risk Factors” beginning on Page 2 of this prospectus for the risks you should consider. You should read the entire prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 14, 2004

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ABOUT NEUROBIOLOGICAL TECHNOLOGIES, INC.

We are an emerging drug development company focused on the clinical development and regulatory approval of neuroscience drugs. We develop neuroprotective and neuromodulatory agents to treat progressive neurological impairments characteristic of various nervous system disorders, including diabetic neuropathy and brain cancer.

Our strategy is to in-license and develop early stage drug candidates that target major medical needs and that can be rapidly commercialized. Our experienced management team oversees the human clinical trials necessary to establish preliminary evidence of efficacy and seeks partnerships with pharmaceutical and biotechnology companies for late-stage development and marketing of our product candidates. We receive royalties from the sale of Memantine (marketed as Ebixa® and Namenda) in certain markets for the treatment of Alzheimer’s disease. Memantine is also currently in clinical development for the treatment of neuropathic pain. In addition, our compound XERECEPT™ is in clinical development for the treatment of peritumoral brain edema.

In April 1998, we entered into a strategic research and marketing cooperation agreement with Merz Pharmaceuticals GmbH, or Merz, and Children’s Medical Center Corporation to further the clinical development and commercialization of Memantine. Pursuant to this agreement, NTI and Merz share scientific, clinical and regulatory information about Memantine to facilitate regulatory review and marketing approval by the Food and Drug Administration, or FDA, and foreign regulatory authorities. Pursuant to this agreement, we will share in future revenues from sales of Memantine for all indications in certain geographic markets.

In June 2000, Merz entered into an agreement with Forest Laboratories, Inc., or Forest, for the development and marketing of Memantine in the United States for the treatment of Alzheimer’s disease, neuropathic pain and AIDS-related dementia. In August 2000, Merz entered into a strategic license and cooperation agreement with H. Lundbeck A/S of Copenhagen, Denmark, or Lundbeck, for the further development and marketing of Memantine for the treatment of Alzheimer’s disease, neuropathic pain and AIDS-related dementia. Lundbeck acquired exclusive rights to Memantine in certain European markets, Canada, Australia and South Africa, as well as semi-exclusive rights to co-market Memantine with Merz in other markets worldwide, excluding the United States, where Forest has development rights, and Japan, where Merz has granted development rights to Suntory/Dai-Ichi Ltd.

In May 2002, Merz announced that Memantine (Ebixa) was approved by the regulatory authorities in the European Union for the treatment of Alzheimer’s disease. In October 2003, Forest announced that it received FDA approval of Memantine (Namenda) for the treatment of moderate-to-severe Alzheimer’s disease. Namenda became available for patients starting in January 2004.

We conducted the first Phase II trial of Memantine for neuropathic pain with an enrollment of over 400 patients and reported positive results in January 2000. In May 2003, Forest announced that Memantine had failed to demonstrate a statistically significant difference versus placebo with regards to the primary endpoint of its Phase II clinical trial for neuropathic pain. In October 2003, based on the completed analysis of its Phase II trial, Forest announced that it had decided to proceed with an expanded clinical program, with the objective of obtaining approval of Memantine for neuropathic pain. The expanded clinical program will include a new Phase II trial that will examine various neuropathic pain conditions at different dosages. Based on the outcome of this Phase II trial, Forest may initiate additional placebo-controlled Phase III trials, with the goal of generating sufficient clinical data for submission of a New Drug Application, or NDA, for the treatment of neuropathic pain.

We are also developing XERECEPT™, a synthetic preparation of the natural human peptide, Corticorelin Acetate, as a treatment for brain swelling due to brain tumors (peritumoral brain edema). In April 1998, XERECEPT received orphan drug designation for this indication from the FDA. Orphan drug designation provides us with seven years market exclusivity and makes us eligible to receive Orphan Drug Grants to fund clinical research. XERECEPT has undergone a special protocol assessment with the FDA. In April 2004, we expect to begin enrolling patients in the first of two Phase III clinical trials needed; this trial is expected to last 18 months. The second trial is expected to start in mid-2004 and is expected to last 12 months.

Our address is 3260 Blume Drive Suite 500, Richmond, California 94806 and our telephone number is (510) 262-1730. Our Internet address is www.ntii.com. No portion of our website is incorporated by reference into this prospectus.

PROSPECTUS SUMMARY

This prospectus relates to resale of up to 4,640,480 shares of common stock, which includes 760,480 shares of common stock issuable upon the exercise of warrants held by the security holders listed under “Selling Security Holders.” The shares and warrants were issued in a private placement that closed in March 2004. The selling security holders may sell their shares of common stock in the open market at prevailing market prices or in private transactions at negotiated prices. They may sell the shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling security holders or from the purchasers, and this compensation might be in excess of the compensation customary in the type of transaction involved. See the section of this prospectus entitled “Plan of Distribution.” In this prospectus, we refer to our common stock simply as “common stock” and refer to the common stock purchase warrants described above as “the warrants.”

We will not receive any proceeds from the potential sale of the 3,880,000 shares offered by the selling security holders. We will receive proceeds upon the exercise of the warrants to the extent they are exercised for cash. The warrants have the following exercise prices: 582,000 of the warrants have an exercise price of $6.73 per share, 155,200 have an exercise price of $6.00 per share, and 23,280 have an exercise price of $8.08 per share.

RISK FACTORS

You should carefully consider the following risks and uncertainties before you invest in our common stock. Investing in our common stock involves risk. If any of the following risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. The following are not the only risks and uncertainties we face. Additional risks and uncertainties of which we are unaware or which we currently believe are immaterial could also materially adversely affect our business, financial condition or results of operations. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. See also, “Note Regarding Forward-Looking Statements.”

We are dependent on Merz and its marketing partners Forest and Lundbeck for the successful commercialization of Memantine.

All of our revenues to date have been license fees and royalty payments from Merz related to our portion of payments received by Merz pursuant to its agreements with Forest and Lundbeck, its marketing partners. The only revenues that we expect to receive in the foreseeable future are our share of payments received by Merz from Forest and Lundbeck and royalties on sales of Memantine made by Merz or its marketing partners. This depends, among other things, on the continuation of our research and marketing cooperation agreement with Merz and Children’s Medical Center. Although Merz has received approval to market Memantine for Alzheimer’s disease in Europe, we are not entitled to receive royalty payments for Memantine sales for Alzheimer’s disease in many European countries and any commercialization efforts in these countries, or the importation of Memantine into the United States from these countries, would not directly benefit us. Although Forest has received marketing approval for Namenda for Alzheimer’s disease in the United States, revenue projections for Namenda may not be attained. If Merz or Forest is unable to successfully commercialize Memantine, or if Memantine is not commercialized for indications or in markets where we are entitled to royalty payments, our revenues would be adversely affected.

Under our research and marketing cooperation agreement with Merz, we are entitled to receive a substantially higher royalty rate on sales of Memantine for neuropathic pain and indications other than

Alzheimer’s disease. However, the agreement is not clear as to whether we will receive this higher royalty rate if such sales are a result of the “off label” usage of Memantine marketed for Alzheimer’s disease. If there is significant “off label” usage of Memantine and, contrary to our position, it is determined that we are not entitled to the higher royalty rate on these sales, our revenues would be adversely affected.

Under certain circumstances, Merz or Children’s Medical Center can terminate our research and marketing cooperation agreement upon six months’ notice. The termination of this agreement or any failure by Merz or its partners to successfully commercialize Memantine could reduce or terminate our future royalties under the research and marketing cooperation agreement and would have a material adverse effect on our business, financial condition and results of operations.

Our product candidates are based on new technologies and therefore are subject to numerous inherent risks of failure.

Our product candidates are based on new and relatively unproven technologies. As a result, these candidates face numerous risks of failure, including the possibility that these candidates may:

•	be found to be unsafe, ineffective or toxic;

•	fail to receive necessary regulatory clearances;

•	if approved, be difficult to manufacture on a large scale or uneconomical to market;

•	be precluded from marketing by us or our marketing partners due to the proprietary rights of third parties; and

•	not be successful because third parties may market superior or equivalent products.

Further, our development activities may not result in any commercially viable products. Although Merz has received approval to market Memantine for the treatment of Alzheimer’s disease in Europe, and Forest has recently received approval to market Namenda for the treatment of Alzheimer’s disease in the United States, Merz and its marketing partners may not receive approval to market Memantine for neuropathic pain or other indications. The failure of Merz or its marketing partners to receive approval to market Memantine for neuropathic pain or indications other than Alzheimer’s disease could adversely affect our rights under our research and marketing cooperation agreement with Merz and Children’s Medical Center.

Other than Memantine, we have one potential product that is in clinical development and we may not develop another candidate product that will receive required regulatory approval or be successfully commercialized.

We are still a development-stage company and, except for Memantine, we currently have only one other product, XERECEPT, in clinical development. The results of our preclinical studies and early-stage clinical trials are not necessarily indicative of those that will be obtained upon further clinical testing in later-stage clinical trials. For example, although our Phase II clinical trials for Memantine for the treatment of neuropathic pain yielded positive results, subsequent clinical trials conducted by Forest did not replicate these results. Similar variations in later-stage clinical trial results may also be seen in XERECEPT as longer trials and larger patient populations are used. Further, although we expect our two Phase III trials of XERECEPT to be completed by mid calendar year 2005, patient enrollment in these trials may be slow, as it was in our previous clinical trials of XERECEPT for peritumoral brain edema. Any delays in patient enrollment could delay the development of XERECEPT. It is also possible that XERECEPT will not be further developed or successfully commercialized.

Our quarterly operating results may fluctuate significantly in future periods, and, as a result, our stock price may fluctuate or decline.

To date, our revenues have primarily come from licensing fee payments from Merz. Licensing fee payments and, therefore, our results of operations, may vary significantly from quarter to quarter. Accordingly, we believe that quarter-to-quarter comparisons of our historical results of operations are not indicative of our future performance.

We have relied and will continue to rely on others for research, development, and commercialization of our potential products.

We have entered into various contractual arrangements (which are generally non-exclusive) with consultants, academic collaborators, licensors, licensees and others, and we are dependent upon the level of commitment and subsequent success of these outside parties in performing their responsibilities. Certain of these agreements place significant responsibility for preclinical testing and human clinical trials and for preparing and submitting submissions for regulatory approval for potential products on the collaborator, licensor or contractor. If the collaborator, licensor or contractor fails to perform, our business, financial conditions and results may be adversely affected.

We have also relied on scientific, mechanical, clinical, commercial and other data supplied and disclosed by others in entering into these agreements. We have relied on this data in support of applications for human clinical trials for our potential products. Although we have no reason to believe that this information contains errors or omissions of fact, it is possible that there are errors or omissions of fact that would change materially our view of the future likelihood of FDA approval or commercial viability of these potential products.

We have agreements and licenses with third parties that require us to meet certain due diligence obligations, provide regular reports and make royalty and other payments to such parties. Our failure to satisfy these obligations could cause us to lose rights to technology or data under these agreements.

Because we do not have our own manufacturing facilities, we face risks from outsourcing.

Merz and Merz’s marketing partners have the responsibility of supplying Memantine for their clinical trials. Our initial clinical supply of XERECEPT has been manufactured by established methods using chemical synthesis to our specifications. We will need additional supplies of XERECEPT to complete our clinical trials. We perform audits on our contractors who supply XERECEPT to assess compliance with the current Good Manufacturing Practice, or cGMP, regulations. Alternative cGMP suppliers of the bulk drugs and of finished dosage form products are available to us. We currently have no plans to build or develop an in-house manufacturing capability.

We face certain risks by outsourcing manufacturing, including:

•	the delay of our preclinical and human clinical testing if our contractors are unable to supply sufficient quantities of product candidates manufactured in accordance with cGMP on acceptable terms;

•	the delay of market introduction and subsequent sales if we should encounter difficulties establishing relationships with manufacturers to produce, package and distribute products; and

•	adverse effects on FDA pre-market approval of potential products and contract manufacturers if they do not adhere to cGMP regulations.

Because of these risks, our dependence on third parties for the manufacture of products may adversely affect our results of operations and our ability to develop and deliver products on a timely and competitive basis.

The FDA and state and local agencies, and comparable agencies and entities in foreign countries impose substantial requirements on the manufacturing and marketing of human therapeutics through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time consuming procedures.

Fulfillment of regulatory requirements for marketing human therapeutics typically takes many years and varies substantially based on the type, complexity, and novelty of the drug for which approval is sought. Government regulation may:

•	delay for a considerable period of time or prevent marketing of any product that we may develop; and/or

•	impose costly procedures upon our activities.

Either of these effects of government regulation may provide an advantage to our competitors.

There can be no assurance that FDA or other regulatory approval for any products developed by us will be granted on a timely basis or at all. Any delay in obtaining, or failure to obtain, required approvals would adversely affect the marketing of our proposed products and our ability to earn product revenues or royalties.

In addition, success in preclinical or early-stage clinical trials does not assure success in later-stage clinical trials. For example, although our Phase II clinical trials for Memantine for the treatment of diabetic neurophathy produces positive results, subsequent clinical trials conducted by Forest did not replicate these results. As with any regulated product, additional government regulations may be instituted which could delay regulatory approval of our potential products. Additional government regulations that might result from future legislation or administrative action cannot be predicted.

Our success will depend, in large part, on our ability to obtain or license patents, protect trade secrets and operate without infringing upon the proprietary rights of others.

The patent position of biotechnology firms generally is highly uncertain because:

•	patents involve complex legal and factual issues that have recently been the subject of much litigation;

•	no consistent policy has emerged from the United States Patent and Trademark Office regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents; and

•	others may independently develop similar products, duplicate any of our potential products, or design around the claims of any of our potential patented products.

In addition, because of the time delay in patent approval and the secrecy afforded United States patent applications, we do not know if other applications, which might have priority over our applications, have been filed. Further, because we have non-exclusive licenses to patent rights covering certain uses of XERECEPT, others may develop, manufacture and market products that could compete with those we develop.

As a result of all of these factors, there can be no assurance that patent applications relating to our potential products or processes will result in patents being issued, or that patents, if issued, will provide protection against competitors who successfully challenge our patents, obtain patents that may have an adverse effect on our ability to conduct business, or be able to circumvent our patent position.

In addition to patent protection, we rely upon trade secret protection for our confidential and proprietary information. It is our policy that each employee enter into a confidentiality agreement which contains provisions generally prohibiting the disclosure of confidential information to anyone outside our company and requiring disclosure to us of ideas, developments, discoveries or inventions conceived during employment and assignment to us of proprietary rights to such matters related to our business and technology. However, it is possible that these agreements could be breached. In addition, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology.

Clinical trials or marketing of any of our potential products may expose us to liability claims from the use of such products which our insurance may not cover.

We currently have a limited amount of product liability insurance that only covers liabilities arising from clinical trials. It is possible that our current insurance may not be adequate to cover liabilities arising from our clinical trials.

Our current product liability insurance does not cover commercial sales of products. We cannot be sure that we will be able to obtain product liability insurance covering commercial sales or, if such insurance is obtained, that sufficient coverage can be acquired at a reasonable cost. An inability to obtain insurance at acceptable cost or otherwise protect against potential product liability claims could prevent or inhibit commercialization of any products we develop.

Reductions in our staff might delay the achievement of planned development objectives.

We operate with a small staff and each person currently employed by us serves an essential function. Any reductions in our staff could impair our ability to manage ongoing clinical trials and may have a material adverse effect on our operations.

The market price of our common stock has been, and is likely to continue to be, highly volatile.

The average daily trading volume of our common stock has historically been low compared to that of other biopharmaceutical companies. Because of our relatively low trading volume, our stock price can be highly volatile.

Factors that may cause volatility in our stock price include:

•	announcements of the results of pre-clinical studies and clinical trials by us, Merz or its marketing partners or our competitors;

•	other evidence of the safety or efficacy of our products, or those of Merz or its marketing partners or our competitors;

•	announcements of technological innovations or new therapeutic products by us or our competitors;

•	developments in patent or other proprietary rights of us or our competitors, including litigation;

•	fluctuations in our operating results;

•	government regulation and health care legislation; and

•	market conditions for life science companies’ stocks in general.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements that involve risks and uncertainties. The statements contained or incorporated by reference in this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “1933 Act”) and Section 21E of the Securities Exchange Act of 1934 (the “1934 Act”), including without limitation statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to us on the date hereof, and all forward-looking statements in documents incorporated by reference are based on information available to us as of the date of such documents. We assume no obligation to update any such forward-looking statements. Our actual results may differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth above under “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. In evaluating our business, prospective investors should carefully consider these factors in addition to the other information set forth in this prospectus and incorporated herein by reference.

USE OF PROCEEDS

The selling security holders identified below will receive all of the proceeds from the sale of the shares offered by this prospectus and we will receive no proceeds from this offering, with the exception of proceeds received upon the exercise of the warrants to the extent they are exercised for cash by the selling security holders. We intend to use any proceeds we receive from the exercise of the warrants for general corporate purposes.

SELLING SECURITY HOLDERS

The following table sets forth the names of each of the selling security holders, the number of shares of common stock beneficially owned by each selling security holder immediately prior to the date of this prospectus, the number of shares subject to currently exercisable warrants, the number of shares that may be offered pursuant to this prospectus, and the number of shares of common stock that will be beneficially owned by each of the selling security holders after the offering is completed. This information is based upon information provided to us by each selling security holder with respect to itself only. For purposes of this table, beneficial ownership is determined in accordance with Securities and Exchange Commission rules, and includes voting power and investment power with respect to shares. Under these rules, shares issuable upon the exercise of currently exercisable warrants are considered outstanding for purposes of calculating the percentage owned by a person, but not for purposes of calculating the percentage owned by any other person. The percent of shares held is based on a total of 23,791,419 shares of common stock outstanding as of March 23, 2004, and the total shares and percent owned for each selling security holder includes shares issuable upon exercise of warrants.

	Securities Beneficially Owned Prior to Offering				Number of Shares Being Registered	Shares Beneficially Owned After the Offering
Selling Security Holders	Shares	Shares Underlying Warrants	Total	Percent		Shares	Percent
Smithfield Fiduciary, LLC(1)	600,000	90,000	690,000	2.9	690,000	—	—
Knott Partners, L.P.	452,900	67,935	520,835	2.2	520,835	—	—
Common Fund Hedged Equity Company	80,100	12,015	92,115	*	92,115	—	—
Shoshone Partners, L.P.	111,000	16,650	127,650	*	127,650	—	—
Matterhorn Offshore Fund	242,600	36,390	278,990	1.2	278,990	—	—
Anno, L.P.	13,400	2,010	15,410	*	15,410	—	—
The Riverview Group, LLC(2)	600,000	90,000	690,000	2.9	690,000	—	—
Heimdall Investments Ltd.(3)	430,000	64,500	494,500	2.1	494,500	—	—
Deephaven Small Cap Growth Fund LLC	300,000	45,000	345,000	1.4	345,000	—	—
Bay Star Capital II, L.P.(4)	200,000	30,000	230,000	1.0	230,000	—	—
Bristol Investment Fund, Ltd.(5)	200,000	30,000	230,000	1.0	230,000	—	—
Agnes Wing-Chi Li	200,000	30,000	230,000	1.0	230,000	—	—
Vertical Ventures, LLC	60,000	9,000	69,000	*	69,000	—	—
Iroquois Capital, L.P.	40,000	6,000	46,000	*	46,000	—	—
Cranshire Capital, L.P.	130,000	15,000	145,000	*	115,000	30,000	*
Portside Growth and Opportunity Fund(6)	100,000	15,000	115,000	*	115,000	—	—
TCMP3 Partners LLP	100,000	15,000	115,000	*	115,000	—	—
Bryan Descendants Trust	40,000	6,000	46,000	*	46,000	—	—
UBS Financial Services, FBO Robert William Ledoux Roth IRA	10,000	1,500	48,011	*	11,500	36,511	*
Merriman Curhan Ford & Co.(7)	—	178,480	178,480	*	178,480	—	—

*	Less than 1%.
(1)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.
(2)

The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership (“Holding”). Millennium Management, LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of Holding. Israel A. Englander (“Mr. Englander”) is the sole managing member of Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Holding, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview. Riverview may be deemed to be an affiliate, as a result of common ownership or common control, of Millenco, L.P., Millennium Trading Co., L.P., Millennium Funding Associates, LLC, Inc. and Israel A. Englander & Co., Inc., each of which is registered as a broker-dealer. Riverview purchased the shares in the ordinary course of business and, at the time of purchase of the shares to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

(3)	Pursuant to an Investment Management Agreement between Heimdall Investments Ltd. and HBK Investments L.P., HBK Investments L.P. has sole voting and dispositive power over the securities held by Heimdall Investments Ltd. Kenneth M. Hirsh, Lawrence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar have control over HBK Investments L.P., but disclaim beneficial ownership of the securities held by Heimdall Investments Ltd.
(4)	The investment advisor to BayStar Capital II, L.P. (“BayStar”) is BayStar Capital Management, LLC. The managing members of BayStar Capital Management, LLC are Lawrence Goldfarb, Steven M. Lamar, and Steve Derby. Messrs. Goldfarb, Lamar, and Derby have voting and dispositive power over the securities held by Baystar. Messrs. Goldfarb, Lamar, and Derby disclaim beneficial ownership of the shares.
(5)	Paul Kessler is director and managing member of the investment manager to Bristol Investment Fund, Ltd. (“Bristol”). Mr. Kessler has voting and dispositive power over the securities held by Bristol. Mr. Kessler disclaims beneficial ownership of the shares.
(6)	The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, LLC. The managing member of Ramius Capital Group, LLC is C4S & Co. LLC, the managing members of which are Peter Cohen, Morgan Stark, Thomas Strauss and Jeffrey Solomon. As such, Messrs. Cohen, Stark, Strauss and Solomon may be deemed to be beneficial owners of the shares. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of the shares.
(7)	Represents shares Merriman Curhan Ford & Co. (“Merriman”) may acquire upon exercise of warrants issued by the Company as consideration for certain services. Merriman is not acting as an underwriter and the shares are not being sold in a distribution.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may also enter into hedging transactions with broker-dealers or financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares such broker-dealer or other financial institution may resell under this prospectus (as supplemented or amended to reflect such transaction).

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the 1993 Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the 1993 Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledges, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Act amending the list of selling stockholders to include the transferee, pledgee, donee or other successors in interest as selling stockholders under this prospectus. If a transferee, pledgee, donee or other successor in interest intends to sell 500 or fewer shares, then we will not file a prospectus supplement.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock, including the fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

We have notified the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

The legality of the issuance of the common stock being offered hereby is being passed upon by Heller Ehrman White & McAuliffe LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents previously filed by us with the Securities and Exchange Commission pursuant to the 1934 Act are hereby incorporated by reference in this prospectus and made a part hereof:

1.	Our Annual Report on Form 10-K for the year ended June 30, 2003;

2.	Our Current Report on Form 8-K filed November 12, 2003;

3.	Our Quarterly Report on Form 10-Q filed November 14, 2003;

4.	Our Current Report on Form 8-K filed February 9, 2004;

5.	Our Quarterly Report on Form 10-Q filed February 17, 2004;

6.	Our Current Report on Form 8-K filed March 4, 2004;

7.	Our Proxy Statement on Schedule 14A filed October 9, 2003; and

8.	The description of our common stock contained in our registration statement on Form SB-2 (File No. 333-38668) filed with the SEC on June 6, 2000, including any amendment or report filed for the purpose of updating such description.

All other documents we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person to whom a copy of the prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Neurobiological Technologies Inc, 3260 Blume Drive, Suite 500, Richmond, California 94806, Attention: Chief Financial Officer, telephone: (510) 262-1730. We have authorized no one to provide you with any information that differs from that contained in this prospectus. Accordingly, you should not rely on any information that is not contained in this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of the front cover of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the 1934 Act and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov, as well as at our website at www.ntii.com. You may also read and copy, at prescribed rates, any document we file with the Securities and Exchange Commission at the Public Reference Room of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Securities and Exchange Commission’s Public Reference Rooms.

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